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                                                                   EXHIBIT(a)(4)

                                     [LOGO]

                                 March 15, 2000

Dear Fellow Stockholder:

    I am pleased to report that on March 6, 2000, our Company entered into an agreement to be acquired by Fimalac, S.A. ("Fimalac"). The consideration to be received is $100.00 cash per share of common stock. This offer represents approximately a 27% premium to the Company's closing stock price on March 6, 2000, the day the Board approved the sale to Fimalac.

    Our board of directors carefully considered many factors when it decided to recommend Fimalac's offer. These factors are more fully described in the enclosed Schedule 14D-9. AFTER SUCH CONSIDERATION, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT FIMALAC'S OFFER AND IMMEDIATELY TENDER YOUR DCR SHARES TO FIMALAC.

    Accompanying this letter is:

1.  a copy of our Solicitation/Recommendation Statement on Schedule 14D-9.

2. Fimalac's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares.

    WE URGE YOU TO READ THE ENCLOSED MATERIALS CAREFULLY.

    Our management and directors thank you for the support you have given the Company.

    On behalf of the Board of Directors,

                                          Sincerely,

                                          [LOGO]

                                          Paul J. McCarthy
                                          Chairman and
                                          Chief Executive Officer